Filed pursuant to Rule 424(b)(2)
                                                              File No. 333-75719

Prospectus                                                         [FINOVA LOGO]
211,379 Shares of Common Stock

                                                           The FINOVA Group Inc.
                                                          1850 N. Central Avenue
                                                                  P. O. Box 2209
                                                     Phoenix, Arizona 85002-2209
                                                                  (602) 207-6900

These shares may be offered for sale      FINOVA is registering these shares as
from time to time by stockholders         required by the Registration Rights
listed below in "Selling                  Agreement we signed with the Selling
Stockholders." They may sell their        Stockholders when FINOVA acquired
shares at their discretion. As a          Preferred Business Credit, Inc.
result, some or all of these shares       ("PBC") by way of merger.
may not be sold by the Selling
Stockholders.

The Selling Stockholders, not FINOVA,     FINOVA's common stock is quoted on the
will receive the proceeds from the        New York Stock Exchange under the
sale of these shares. FINOVA will pay     symbol "FNV." The closing price quoted
all of the expenses of the                on the NYSE's composite tape was
registration of these shares,             $50.75/share on June 4, 1999.
estimated to be $50,000.






The securities have not been approved     The Selling Stockholders may offer the
or disapproved by the SEC or any          securities directly or through
state securities commission. None of      underwriters, agents or dealers. "Plan
those authorities has determined that     of Distribution" below provides more
this prospectus is accurate or            information on this topic.
complete. Any representation to the
contrary is a criminal offense.


                                  June 9, 1999.

                       WHERE YOU CAN FIND MORE INFORMATION


   We file annual, quarterly and             *  Annual Report on Form 10-K for
current reports, proxy and information          the year ended December 31,
statements and other information with           1998 and all amendments thereto.
the SEC. You may read and copy any
document we file at the SEC's public         *  Portions of the Proxy Statement
reference rooms in Washington, D.C.,            on Schedule 14A for the Annual
New York, New York and Chicago,                 Meeting of Shareholders to be
Illinois. Please call the SEC at                held on May 13, 1999 that have
1-800-SEC-0330 for more information on          been incorporated by reference
the public reference rooms and their            into our 10-K.
copy charges. Our SEC filings are also
available to the public from the SEC's       *  Quarterly Report on Form 10-Q
web site at http://www.sec.gov. You             for the Quarter ended March 31,
may also inspect our SEC reports and            1999.
other information at the New York
Stock Exchange, 20 Broad Street, New         *  Current Reports on Form 8-K
York, New York 10005.                           dated January 14, March 22,
                                                April 14 and May 6, 1999.
   The SEC allows us to "incorporate
by reference" the information we file        * The description of FINOVA's
with them, which means we can disclose         capital stock contained in our
information to you by referring you to         Registration Statement on Form
those documents. Information                   S-3 dated March 3, 1999.
incorporated by reference is part of
this prospectus. Later information           We will provide you with a copy of
filed with the SEC updates and            these filings, at no cost to you, upon
supersedes this prospectus.               written or oral request directed to:

   We incorporate by reference the              Treasurer
documents listed below and any future           The FINOVA Group Inc.
filings made with the SEC under                 1850 North Central Avenue
Sections 13(a), 13(c), 14 or 15(d) of           P.O. Box 2209
the Securities Exchange Act of 1934             Phoenix, Arizona  85002-2209
until this offering is completed:               (602) 207-6900

                                     FINOVA

   The FINOVA Group Inc. ("FINOVA,"       enable us to command pricing that
"we" or "us") is a financial services     provides satisfactory spread over our
holding company. Through our principal    borrowing costs.
subsidiary, FINOVA Capital Corporation
("FINOVA Capital"), we provide a broad       We seek to maintain a high quality
range of financing and capital market     portfolio and to minimize non-earning
products. We concentrate on lending to    assets and write-offs. We use clearly
midsize business. FINOVA Capital has      defined underwriting criteria and
been in operation since 1954.             stringent portfolio management
                                          techniques. We diversify our lending
   We extend revolving credit             activities geographically and among a
facilities, term loans and equipment      range of industries, customers and
and real estate financing primarily to    loan products.
"middle-market" businesses with
financing needs falling generally            Due to the diversity of our
between $100,000 and $35 million. We      portfolio, we believe we are better
operate in 20 specific industry or        able to manage competitive changes in
market niches under three market          our markets and to withstand the
groups. We selected these niches          impact of deteriorating economic
because our expertise in evaluating       conditions on a regional or national
the creditworthiness of prospective       basis. There can be no assurance,
customers and our ability to provide      however, that competitive changes,
value-added services enables us to        borrowers' performance, economic
differentiate ourselves from our          conditions or other factors will not
competitors. That expertise and           result in an adverse impact on our
ability also                              results of operations or financial
                                          condition.

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
   We generate interest, leasing, fees       *  DISTRIBUTION AND CHANNEL FINANCE
and other income through charges                (FORMERLY INVENTORY FINANCE)
assessed on outstanding loans, loan             provides inbound and outbound
servicing, leasing, brokerage and               inventory financing, combined
other activities. Our primary expenses          inventory/accounts receivable
are the costs of funding the loan and           lines of credit and purchase
lease business, including interest              order financing for equipment
paid on debt, provisions for credit             distributors, value-added
losses, marketing expenses, salaries            resellers and dealers
and employee benefits, servicing and            nationwide. Transaction sizes
other operating expenses and income             generally range from $500,000 to
taxes.                                          $30 million.

   Our principal offices are located         *  GROWTH FINANCE provides
at 1850 North Central Avenue, P.O. Box          collateral based working capital
2209, Phoenix, Arizona 85002-2209. Our          financing primarily secured by
telephone number is (602) 207-6900. We          accounts receivable. Typical
also have business development offices          transaction sizes range from
throughout the U.S. and in London,              $100,000 to $1 million and are
U.K. and Toronto, Canada.                       made to small and midsize
                                                businesses with annual sales
BUSINESS GROUPS                                 under $10 million.

   We operate the following principal        *  REDISCOUNT FINANCE offers
lines of business under three market            revolving credit facilities to
groups:                                         the independent consumer finance
                                                industry including sales,
COMMERCIAL FINANCE                              automobile, mortgage and premium
                                                finance companies. Typical
   *  BUSINESS CREDIT offers                    transaction sizes range from $1
      collateral-oriented revolving             million to $35 million.
      credit facilities and term loans
      for manufacturers, distributors,    SPECIALTY FINANCE
      wholesalers and service
      companies. Typical transaction         *  COMMERCIAL EQUIPMENT FINANCE
      sizes range from $500,000 to $3           offers equipment leases, loans
      million.                                  and "turnkey" financing to a
                                                broad range of midsize
   *  COMMERCIAL SERVICES (FORMERLY             companies. Specialty markets
      FACTORING SERVICES) offers full           include the corporate aircraft
      service factoring and accounts            and emerging growth technology
      receivable management services            industries, primarily
      for entrepreneurial and larger            biotechnology and electronics.
      firms, primarily in the textile           Typical transaction sizes range
      and apparel industries. The               from $500,000 to $15 million.
      annual factored volume of these
      companies is generally between         *  COMMUNICATIONS FINANCE
      $5 million and $25 million. This          specializes in term financing to
      line provides accounts                    advertising and
      receivable financing and loans            subscriber-supported businesses
      secured by equipment and real             including radio and television
      estate.                                   stations, cable operators,
                                                outdoor advertising firms and
   *  CORPORATE FINANCE provides a              publishers. Typical transaction
      full range of cash flow-oriented          sizes range from $1 million to
      and asset-based term and                  $40 million.
      revolving loan products for
      manufacturers, wholesalers,            *  FRANCHISE FINANCE offers
      distributors, specialty                   equipment, real estate and
      retailers and commercial and
      consumer service businesses.
      Typical transaction sizes range
      from $2 million to $35 million.

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
      acquisition financing for           CAPITAL MARKETS
      operators of established
      franchise concepts. Transaction        *  REALTY CAPITAL specializes in
      sizes generally range from                providing capital markets-funded
      $500,000 to $15 million.                  commercial real estate financing
                                                products and commercial mortgage
   *  HEALTHCARE FINANCE offers a full          banking services. Typical
      range of working capital,                 transaction sizes range from $1
      equipment and real estate                 million to $5 million.
      financing products for the U.S.
      healthcare industry. Transaction       *  INVESTMENT ALLIANCE provides
      sizes typically range from                equity and debt financing for
      $500,000 to $25 million.                  midsize businesses in
                                                partnership with institutional
   *  PORTFOLIO SERVICES provides               investors and selected fund
      customized receivable servicing           sponsors. Typical transaction
      and collections for timeshare             sizes range from $1 million to
      developers and other generators           $15 million.
      of consumer receivables.
                                             *  LOAN ADMINISTRATION provides
   *  PUBLIC FINANCE provides                   in-house servicing for FINOVA's
      tax-exempt term financing to              commercial loan products as well
      state and local governments,              as servicing and sub-servicing
      non-profit corporations and               of other mortgage and consumer
      entities using industrial                 loans, including residential
      revenue or development bonds.             real estate, mobile homes,
      Typical transaction sizes range           automobiles and other consumer
      from $100,000 to $5 million.              products.

   *  RESORT FINANCE focuses on              *  MEZZANINE CAPITAL provides
      construction, acquisition and             senior and subordinated secured
      receivables financing of                  term loans to small, fast
      timeshare resorts worldwide,              growing companies in a broad
      second home communities and               range of industries that are
      fractional interest resorts.              located in the U.S. and Canada
      Typical transaction sizes range           for expansions, acquisitions,
      from $5 million to $35 million.           buy-outs and other strategic
                                                ventures. Typical transaction
   *  SPECIALTY REAL ESTATE FINANCE             sizes range from $1 million to
      provides senior term                      $5 million.
      acquisition and bridge/interim
      loans from $5 million to $30           *  HARRIS WILLIAMS & CO. provides
      million or more for hotel and             merger and acquisition advisory
      resort properties in the U.S.,            services targeting middle
      Canada and the Caribbean.                 market businesses.
      Through this division, we also
      provide equity investments in       FINOVA is a Delaware corporation. We
      credit-oriented real estate         were incorporated in 1991 to serve as
      sale leasebacks.                    the successor to The Dial Corp's
                                          financial services businesses. In
   *  TRANSPORTATION FINANCE              March 1992, Dial transferred those
      structures equipment loans,         businesses to us in a spin-off. Since
      leases, acquisition financing       that time, FINOVA has increased its
      and leveraged lease equity          total assets from about $2.6 billion
      investments for commercial and      at December 31, 1992 to $10.4 billion
      cargo airlines worldwide,           at December 31, 1998. Income from
      railroads and operators of other    continuing operations increased from
      transportation related              $36.8 million in 1992 to $160.3
      equipment. Typical transaction      million in 1998. We believe FINOVA
      sizes range from $5 million to      ranks among the largest independent
      $30 million. Through Finova         commercial finance companies in the
      Aircraft Investors, LLC, we also    U.S., based on total assets. Our
      seek to use our market expertise    common stock is traded on the New
      and industry presence to            York Stock Exchange under the symbol
      purchase, upgrade and resell        FNV.
      used commercial aircraft.

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
                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Certain statements in this                   sacrificing prudent lending
prospectus are "forward-looking," in            standards. Doing business under
that they do not discuss historical             those standards becomes more
fact but instead note future                    difficult, however, when
expectations, projections, intentions           competitors offer financing with
or other items. These forward-looking           lower pricing or less stringent
statements include matters in the               criteria. FINOVA may not be
section of this prospectus captioned            successful in maintaining and
"FINOVA." They are also made in                 continuing asset growth at
documents incorporated in this report           historic levels.
by reference.
                                             *  The cost of FINOVA's capital.
   Forward-looking statements are               That cost depends on many
subject to known and unknown risks,             factors, some of which are
uncertainties and other factors that            beyond FINOVA's control, such as
may cause FINOVA's actual results or            its portfolio quality, ratings,
performance to differ materially from           prospects and outlook. Changes
those contemplated by the                       in the interest rate environment
forward-looking statements. Many of             may reduce or eliminate profit
those factors are noted in conjunction          margins.
with the forward-looking statements in
the text. Other important factors that       *  Changes in government
could cause actual results to differ            regulations, tax rates and
include:                                        similar matters. For example,
                                                government regulations could
   *  The results of FINOVA's efforts           significantly increase the cost
      to implement its business                 of doing business or could
      strategy. Failure to fully                eliminate certain tax advantages
      implement its business strategy           of some of FINOVA's financing
      might result in decreased market          products.
      penetration, adverse effects on
      results of operations and other        *  Necessary technological changes
      adverse results.                          (including those addressing
                                                "Year 2000" data systems issues)
   *  The effect of economic                    may be more difficult, expensive
      conditions and the performance            or time consuming than
      of FINOVA's borrowers. Economic           anticipated.
      conditions in general or in
      particular market segments could       *  Costs or difficulties related to
      impact the ability of FINOVA's            integration of acquisitions.
      borrowers to operate or expand
      their businesses, which might          *  Other risks detailed in FINOVA's
      result in decreased performance           other SEC reports or filings.
      for repayment of their
      obligations or reduce demand for       FINOVA does not intend to update
      additional financing needs. The     forward-looking information to reflect
      rate of borrower defaults or        actual results or changes in
      bankruptcies may increase.          assumptions or other factors that
                                          could affect those statements. FINOVA
   *  Actions of FINOVA's competitors     cannot predict the risk from reliance
      and FINOVA's ability to respond     on forward-looking statements in light
      to those actions. FINOVA seeks      of the many factors that could affect
      to remain competitive without       their accuracy.

                              SELLING STOCKHOLDERS

         We issued 211,379 shares of our common stock to the Selling Stockholders in exchange for their interests in PBC in connection with our acquisition of PBC by way of merger. At the effective time of the merger, the shares of PBC of each Selling Stockholder automatically converted into the number of our shares listed below opposite their names. The Selling Stockholders may sell from time to time up to the number of shares listed opposite their names.

         Under the terms of a Registration Rights Agreement we entered into with the Selling Stockholders, we agreed to use our best efforts to register for offer or sale to the public the common stock issued to the Selling Stockholders. The registration of these shares, however, does not necessarily mean that all or any of the common stock will be sold by the Selling Stockholders. The shares of Common Stock offered represent all shares of Common Stock owned by the respective Selling Stockholders.


    Selling Stockholder                     Shares Offered Hereby
    -------------------                     ---------------------
    Farhad Motia and Martha S. Motia,              100,658
    as Trustees of the Motia Family
    Trust dated 11/24/98
    Frederick K. Bae                                60,394
    William Kuhns                                   30,197
    Michael D. Murphy                               10,065
    Faramarz Motia                                  10,065

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
                                 USE OF PROCEEDS

   We will not receive any of the         through this prospectus. Those
proceeds from the sale of the common      proceeds will be paid to the Selling
stock offered                             Stockholders.

                              PLAN OF DISTRIBUTION

   The Selling Stockholders may sell      prospectus. The Selling Stockholder
the common stock from time to time.       may also loan or pledge the common
The Selling Stockholders may make         stock to a broker-dealer and the
these sales on exchanges or in the        broker-dealer may sell the loaned
over-the-counter market or otherwise,     common stock. Upon a default, the
at prevailing prices or in negotiated     broker-dealer may sell the pledged
transactions. The common stock may be     common stock pursuant to this
sold by: (a) a block trade in which       prospectus.
the broker-dealer will attempt to sell
the common stock as agent but may            Broker-dealers or agents may
resell a portion of the block as          receive compensation in the form of
principal to facilitate the               commissions, discounts or concessions
transaction; (b) purchases by a           from Selling Stockholders in amounts
broker-dealer as principal and resale     to be negotiated in connection with
by that broker-dealer for its account     the sale. These broker-dealers and any
pursuant to this prospectus; (c) an       other participating broker-dealers may
exchange distribution under the rules     be considered "underwriters" under the
of that exchange; and (d) ordinary        Securities Act of 1933, as amended, in
brokerage transactions and                connection with those sales. Any
transactions in which the broker          commission, discount or concession
solicits purchasers. In effecting         they receive may be considered
sales, broker-dealers engaged by the      underwriting discounts or commissions
Selling Stockholders may arrange for      under that Act.
other broker-dealers to participate in
the resales. In addition, any common         The Selling Stockholders may agree
stock that qualify for sale under Rule    to indemnify any broker-dealer or
144 may be sold under Rule 144 rather     agent that participates in
than pursuant to this prospectus.         transactions involving sales of the
                                          common stock against certain
   The Selling Stockholders may also      liabilities, including liabilities
sell common stock short and redeliver     arising under the Securities Act of
the common stock to close out these       1933.
short positions. The Selling
Stockholders may also enter into             There is no assurance that any of
option, hedging or other transactions     the Selling Stockholders will offer
with broker-dealers which require the     for sale or sell any or all of the
delivery to the broker-dealer of the      common stock covered by this
common stock. The broker-dealer may       prospectus.
resell those shares pursuant to this

                                  LEGAL MATTERS

Richard Lieberman, Esq., Vice             General Counsel of FINOVA, will pass
President-Associate                       on the legality of the common stock
                                          offered through this prospectus.


                                  MISCELLANEOUS

   You should rely only on the            any jurisdiction in which the making
information contained or incorporated     of an offer to sell or a solicitation
by reference in this document. We have    of an offer to buy would not be
not authorized anyone to provide you      authorized. Additionally, this
with information that is different.       document is not an offer to sell or a
This document is not an offer to sell     solicitation of an offer to buy common
or a solicitation of an offer to buy      stock to anyone to whom it would be
common stock by anyone not qualified      unlawful to do so.
to do so or by anyone in

         TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION..2

FINOVA (BUSINESS)....................2

SPECIAL NOTE REGARDING FORWARD-
LOOKING STATEMENTS...................5

SELLING STOCKHOLDERS.................6

USE OF PROCEEDS......................7

PLAN OF DISTRIBUTION.................7

LEGAL MATTERS........................7

MISCELLANEOUS........................7